SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)(1)


                            JWGenesis Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    482227105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 JOEL E. MARKS
                         c/o JWGENESIS FINANCIAL CORP.
                           980 NORTH FEDERAL HIGHWAY
                                   SUITE 310
                              BOCA RATON, FL 33432
                                  800-226-2600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    2-24-00
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                                             (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.  482227105                              13D         Page 2  of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marshall T. Leeds

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         780,472 <F1>
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         780,472 <F1>

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      780,472 <F1>

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

[FN]
<F1>    Includes options to acquire 5,025 shares of Common Stock which are presently exercisable.

CUSIP No.    482227105               13D                     Page 3 of  4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

         This Schedule 13D is filed by Marshall T. Leeds with respect to his ownership of shares of common stock, $.001 par value, of JWGenesis Financial Corp. (the "Issuer"). The Issuer's principal executive offices (the "Offices") are located at 980 North Federal Highway, Suite 310, Boca Raton, Florida 33432


________________________________________________________________________________
Item 2.  Identity and Background.

          Marshall T. Leeds
          c/o JWGenesis Financial Corp.
          980 North Federal Highway
          Suite 310
          Boca Raton, Florida  33432

          Mr. Leeds is Chairman, Chief Executive Officer, and President of the Issuer.

          During the last five years, Mr. Leeds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of (or prohibiting or mandating activities subject to) federal or state securities laws of finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

           N/A
________________________________________________________________________________
Item 4.  Purpose of Transaction.

         On February 24, 2000, the Issuer completed a tender offer for 1,166,667 shares of its common stock, at a price of $30.00, net per share. Pursuant to the tender offer, the Issuer purchased 157,178 shares of its common stock beneficially owned by Mr. Leeds.

         This Amendment is filed to update Mr. Leeds' earlier Schedule 13D filing. Mr. Leeds has no plan or proposal that would result in any of the matters referenced in subparts (a) through (j) of this Item 4.

_______________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


        (a) Mr. Leeds directly owns 780,472 of the Issuer's common stock, including options to acquire 5,025 shares of the Issuer's common stock which are presently exercisable.

        (b)     See Item 5(a).

        (c)     See Item 4.

        (d)     Not Applicable

        (e)     Not Applicable

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          None.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     March 22, 2000
                                        ----------------------------------------
                                                         (Date)


                                               /s/ Marshall T. Leeds
                                        ----------------------------------------
                                                       (Signature)


                                                   Marshall T. Leeds
                                        ----------------------------------------
                                                       (Name/Title)